UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Familify Corp.

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   September 25, 2020

Physical address of issuer
8 The Green, Ste. A, Dover, DE 19901

Website of issuer
www.storybook-app.com

Current number of employees
1

Submission Contact Person Information

   Name
   Francisco Cornejo

Phone Number
(347) 502-9211

Email Address
francisco@familify.com

Notification Email Address
francisco@familify.com

Signatories

Name
Francisco Cornejo

Signature

Title
CEO

Email
francisco@familify.com

Date
April 26, 2024